K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

September 7, 2021

VIA EDGAR

Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File No. 811-22704

Dear Ms. Fettig:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received telephonically on August 2, 2021 regarding the Trust’s Annual Report to Shareholders dated April 30, 2021 (the “Annual Report”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 2, 2021, and the Trust’s Form N-CEN, which was filed with the SEC on July 14, 2021 (the “N-CEN”), both of which relate to the Cambria Shareholder Yield ETF, Cambria Foreign Shareholder Yield ETF, Cambria Global Value ETF, Cambria Global Momentum ETF, Cambria Global Asset Allocation ETF, Cambria Value and Momentum ETF, Cambria Global Tail Risk ETF, Cambria Emerging Shareholder Yield ETF, Cambria Tail Risk ETF, Cambria Trinity ETF, Cambria Cannabis ETF and Cambria Global Real Estate ETF (each, a “Fund” and, collectively, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

September 7, 2021

N-CEN

1.	Comment: With respect to the Trust’s response to Item C.6.g in the “Securities lending” section of N-CEN, the Staff notes it appears as though the net income from securities lending does not match the securities lending information provided in the Trust’s Statements of Operations. Please explain or revise as necessary.

Response: The Trust notes that the N-CEN filed on July 14, 2021 included numbers from a report received from the Funds’ securities lending agent that reflected double the amount of securities lending income actually received by the Funds. Upon discovery of this mistake, the Trust filed an amended N-CEN with the SEC on July 27, 2021 (“Amended N-CEN”). The Amended N-CEN includes the corrected figures, which have immaterial differences to the security lending income amounts set forth in the Statement of Operations. Going forward, the Trust will ensure that the amounts presented in the Statement of Operations match the amounts reported in the Funds’ N-CEN.

2.	Comment: With respect to the Trust’s response to Item B.23 in the “Rule 19a-1 notice (management investment companies only)” section of N-CEN, the Staff notes that the Cambria Global Momentum ETF and Cambria Global Tail Risk ETF had return of capital distributions. Accordingly, please explain why this item is marked “No”.

Response: The Trust notes that a Rule 19a-1 notice is required at the time of a distribution if a Fund distributes income greater than the current available ordinary income. At the time of each distribution during the reporting period, the Global Momentum ETF and Cambria Global Tail Risk ETF calculated sufficient income to support the distribution amount as ordinary income and thus did not make a distribution that required a 19a-1 notice. Final tax income is not determined until after fiscal year end. Upon finalizing the Funds’ tax adjustments and distributable income character during the fiscal year end audit, it was then determined that a portion of the Funds’ distributions were return of capital.

Accordingly, since Item B.23 of Form N-CEN asks the Trust if it made a distribution during the reporting period that required a 19a-1 notice, the Trust correctly responded ‘No’ to this item for all Funds.

Annual Report

3.	Comment: The Staff notes that the first paragraph under the Table of Contents to the Annual Report contains a reference to Form N-Q. Per Item 27(d)(3) of Form N-1A, please update this disclosure to remove the reference to Form N-Q.

Response: Going forward, the Trust will revise the referenced sentence to reflect the updated disclosure language of Item 27(d)(3) of Form N-1A.

4.	Comment: The Staff notes that, in general, the Management’s Discussion of Fund Performance in the Annual Report, as required by Form N-1A Item 27(b)(7), appears light on details and could be enhanced. In addition, the Staff does not believe that the related disclosure for the Cambria Global Tail Risk ETF complies with the Form requirements.

Response: Going forward, the Trust will supplement each Fund’s discussion regarding the primary drivers of overperformance or underperformance and expand on the role of overweight and underweight allocations as well as security selections to address relevant market conditions and the Funds’ specific investment strategies and techniques. The Trust also acknowledges that the Manager’s Discussion and Analysis of Fund Performance for the Cambria Global Tail Risk ETF inadvertently omitted a description of these primary drivers of performance for the Fund. Going forward, the Trust will provide a responsive discussion of the factors that materially affected each Fund’s performance during its most recent fiscal year.

September 7, 2021

5.	Comment: The Staff notes that the bold heading at the top of page 13 notes that the Cambria Global Tail Risk ETF will be compared against the FTSE/Citi World Government Bond Index in the Management’s Discussion of Fund Performance. The Staff further notes, however, that the Fund was also compared against the Bloomberg Barclays US Short Treasury Index in the performance chart. In future filings, please have the bold heading at the top of the page reflect what appears in the performance chart below.

Response: Going forward, the Trust will confirm that the headings in the Manager’s Discussion and Analysis of Fund Performance section of the Annual Report reflect the Fund and index comparisons in the corresponding performance charts and tables.

6.	Comment: The Staff notes that the second paragraph following the performance chart in the Management’s Discussion of Fund Performance for the Cambria Global Tail Risk ETF states that the Fund’s annual operating expenses are 0.59%, but they are 0.69%. In future filings, please ensure that the Fund’s annual operating expenses are stated correctly.

Response: The Trust acknowledges that the Fund’s annual fund operating expenses should have been updated to reflect that the Fund’s new strategy, as of March 15, 2021, includes acquired fund fees and expenses and totals 0.69% of the Fund’s average daily net assets. Going forward, the Trust will confirm that each Fund’s annual fund operating expenses are stated correctly.

7.	Comment: On page 24 of the Annual Report, under the Schedule of Investments for Cambria Foreign Shareholder Yield ETF, the Staff notes that the Fund held restricted securities, as indicated by footnote (c) to the Schedule of Investments. In future filings, please include all disclosure requirements for restricted securities. See Regulation S-X, Article 12-12, footnote 8.

Response: In the Annual Report dated April 30, 2021, the Trust did not hold restricted securities that required disclosures per Regulation S-X, Article 12-12. The Trust correctly footnoted the securities as exempt from registration under Rule 144A. Going forward, for each Fund that includes restricted securities in its Schedule of Investments, the Trust will include the following footnote, which incorporates the required disclosure set forth in footnote 8 of Article 12-12 in Regulation S-X, and remove the secondary footnote which indicates the securities have a restriction other than Rule 144A:

Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. As of [Date of Reporting Period], the fair value of securities restricted under Rule 144A in the aggregate was $[ ], representing [ ]% of net assets.

September 7, 2021

8.	Comment: On pages 29, 31 and 42 of the Annual Report, under the Schedule of Investments for Cambria Global Momentum ETF, Cambria Global Asset Allocation ETF and Cambria Trinity ETF, the Staff notes that some of the ETFs listed under “United States—Equity ETF” appear to be global, developed markets, and/or emerging markets ETFs. Please explain the categorization.

Response: The Trust acknowledges that certain ETFs in which each Fund invests should not have been listed under the “United States—Equity” category in such Fund’s Schedule of Investments. Although the ETFs at issue are domiciled in the United States, these ETFs hold global, developed market, and/or emerging market securities. Accordingly, going forward, the Trust will categorize the Funds’ ETF investments geographically based on the geographic exposure of their underlying holdings.

9.	Comment: On pages 31 and 42 of the Annual Report, under the Schedule of Investments for Global Asset Allocation ETF and Cambria Trinity ETF, the Staff notes that some of the ETFs listed under “United States—Equity ETF” appear to be U.S. Treasury, government bond and/or TIPS ETFs. Please explain the categorization.

Response: The Trust acknowledges that certain ETFs in which each Fund invests should have been listed under the “Fixed Income ETF” category in such Fund’s Schedule of Investments. Although the ETFs at issue are considered to be equities domiciled in the United States, these ETFs hold fixed income securities. Accordingly, going forward, the Trust will categorize the Funds’ ETF investments based on their underlying holdings.

10.	Comment: The Staff notes that FASB Accounting Standard Update 825-10-50 requires disclosures about a Fund’s concentrations of credit risk of all financial instruments. The Staff further notes that the Cambria Cannabis ETF states in its prospectus that “[t]he Fund expects to concentrate… in Cannabis Companies domiciled or principally traded in Canada.” In future filings, please include disclosure related to the Fund’s geographic exposure in the Fund’s Schedule of Investments. For example, consider organizing the individual Fund holdings by sector in the Schedule of Investments, but revising the “Sector Weightings” table by geographic exposure.

Response: Going forward, the Trust will disclose both sector and geographic exposure information in a Fund’s Schedule of Investments when the Fund has significant non-U.S. geographic exposure.

11.	Comment: The Staff notes the inclusion of “value of securities on loan” information in the Funds’ Statements of Assets and Liabilities. If securities lending is a principal investment strategy of a Fund, please add securities lending disclosure to the relevant Fund’s summary prospectus and/or statutory prospectus.

Response: The Trust confirms that securities lending is not a principal investment strategy for any of the Funds, but it notes that the statutory prospectus for the Funds includes a general description of securities lending risks under the section titled “Additional Non-Principal Risk Information”.

12.	Comment: The Staff notes that on page 48 of the Annual Report, the Cambria Foreign Shareholder Yield ETF has a line item for “Reclaims receivable”. In correspondence, please explain to which country these receivables relate and how the Trust monitors the collectability of the reclaims receivable.

Response: The Fund has reclaims in the following countries: Austria, Portugal, Canada, Germany, Denmark, Sweden, Switzerland and Norway. All reclaims are monitored, not just specific countries. Reclaims for all countries in which the Funds invest are reconciled between Fund Accounting records and custody records as well as the filing agent on behalf of the Fund. If a reclaim is removed from the custodian records or is mismatched between Fund Accounting & custody, it is researched and discussed with the Adviser as necessary to determine if any reclaims should still be considered a receivable.

September 7, 2021

13.	Comment: The Staff notes that each Fund has a unitary advisory fee. Please confirm that Cambria Investment Management, L.P. (the “Adviser”) is current with respect to payments to the Funds’ services providers.

Response: Confirmed.

14.	Comment: Please confirm via correspondence that the Cambria Global Momentum ETF and Cambria Global Tail Risk ETF have complied with Section 19A with respect to shareholder notification requirements for return of capital.

Response: Confirmed.

15.	Comment: Starting on page 92 of the Annual Report, under the section titled “Approval of Advisory Agreement & Board Considerations,” the Staff notes that some of the disclosure appears general in nature and similar to language in the Funds’ annual report from the previous year. Per instruction 2 to Item 27(d)(6)(i) of Form N-1A, going forward, please ensure that this disclosure relates the factors considered by the Board to the specific circumstances of the Funds.

Response: The Trust confirms that, going forward, the description of factors considered by the Funds’ Board in approving the Funds’ investment advisory agreement will more clearly relate such factors to the specific circumstances of the Funds.

16.	Comment: On pages 95 of the Annual Report, under the section titled “Trustees and Officers,” the Staff notes that the statement required by Item 27(b)(6) of Form N-1A is not included. Going forward, please ensure that this statement accompanies the trustees and officer table in the Annual Report.

Response: The Trust confirms that, going forward, the Funds will include in their annual report to shareholders the required statement that the Funds’ SAI includes additional information about the Fund trustees and the SAI is available, without charge, by telephone.

17.	Comment: The Staff notes that the Schedule of Investments for the Cambria Global Value ETF reflects that the Fund held 6.79% of Fund assets in the iShares MSCI Colombia ETF as of the fiscal year end. Please confirm that the applicable acquired fund fees and expenses (AFFE) are included in the Fund’s fee table.

Response: The Trust confirms that the Fund’s fee table, in the Fund’s most recently filed annual update prospectus dated September 1, 2021, accurately reflects the Fund’s AFFE from the prior fiscal year, including the AFFE related to the Fund’s investment in the iShares MSCI Colombia ETF.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

September 7, 2021

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.
Erich A. Rettinger